UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (JUNE 7, 2001)

                                DIVERSINET CORP.

     _______________________________________________________________________
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
    ________________________________________________________________________
                    (Address of principal executive offices)

1.   Press  Release  -  Quarter  ended  April  30,  2001

2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended April 30, 2001


Indicate  by check mark whether the Registrant files or will file annual reports
under  cover  of    Form  20-F  or  Form  40-F

Form  20-F   X           Form  40-F
          --------                   -------

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES          NO  XXX
    ---          ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                                        DIVERSINET CORP. - SEC FILE NO.0-23304
                                        --------------------------------------
                                                     (REGISTRANT)



DATE:  JUNE 7, 2001                     BY:
                                           -------------------------------------
                                           RICHARD PALMER, VICE PRESIDENT & CFO

                                   DIVERSINET

#  OF  SHARES  ISSUED  AND  OUTSTANDING
26,369,708

FOR  IMMEDIATE  RELEASE:

                           DIVERSINET CORP. ANNOUNCES
                       SECOND QUARTER FISCAL 2001 RESULTS

TORONTO, CANADA - JUNE 7, 2001 - Diversinet Corp. (NASDAQ Small Cap: DVNT), a leading provider of m-commerce security infrastructure solutions, today announced its second quarter fiscal 2001 results.

Revenues of $127,000 were recorded for the Company in the three months ended April 30, 2001, compared to $310,000 for the second quarter of fiscal 2000. The net loss for the three months ended April 30, 2001 was $5,079,000, or $(0.19) per share, compared to a net loss for the same quarter in fiscal 2000 of $3,759,000, or $(0.16) per share. The increased net loss in fiscal 2001 is attributable to increased product development and sales and marketing activities, compared to the same period in the prior year.

For the six months ended April 30, 2001, Diversinet reported revenue of $698,000 compared to revenue of $629,000 for the six months ended April 30, 2000. The Company reported a net loss of $10,516,000, or $(0.40) per share, for the six months ended April 30, 2001, compared to $6,787,000, or $(0.30) per share, for the same period last year.

As stated in the Company's first quarter report, the information technology slowdown has resulted in a deferral of purchases by the Company's potential customers. This has continued through the second quarter, resulting in reduced revenue compared to the previous quarter and compared to the same quarter in the prior year. The Company is in an early stage in an emerging market, and its present revenues are predominantly from license sales and related Professional Services revenue. Accordingly, the Company's revenues can fluctuate widely from one period to the next, and results from one period may not be indicative of future prospects.

Nagy Moustafa, President and CEO of Diversinet stated, "We are continuing our efforts to execute our strategic plan and grow the business. Further progress was made in the second quarter through relationship building and developing partnered solutions that will facilitate deployment of the Company's infrastructure products."

HIGHLIGHTS  FOR  Q2,  2001

Due to the complexity and expense of wireless technology, enterprises have been cautious to enter into the wireless arena. In order to accelerate enterprise adoption of wireless commerce, wireless vendors must work together to simplify and reduce the cost of implementing secure wireless applications.

During the second quarter of fiscal 2001, Diversinet made significant progress in easing the road to deployment for the enterprise with the announcement and launch of practical and economical tools such as AirTight, and the Company's new Hosted Development and Testing Service. As announced, AirTight is a strategic alliance between Diversinet, Digital Signature Trust (DST), and Schlumberger to offer an off-the-shelf wireless security pilot and implementation program. The Hosted Development and Testing Service gives enterprises an opportunity to learn about wireless PKI security and test out their own legacy applications on an actual secure wireless server. The introduction of these programs will help make secure wireless application implementations easier and more cost effective for enterprises.

During the quarter, Diversinet also continued to improve its presence globally with the addition of several new agreements in Europe and North America. In addition to the AirTight initiative in North America, Diversinet entered into several agreements with wireless companies in Europe, including Euronet, iPlato, More Magic Software, Wireless Solutions, and Worldlink. A number of these new partners are examining the full integration of Diversinet's security technology into their wireless products, thereby enhancing the security of their wireless technology.

Diversinet launched its new Passport Portal product for the provision of end-to-end security solutions in m-commerce transactions over WAP-enabled devices. The second quarter also saw the introduction of the Company's new SIM V2.0 client, which fully integrates into Diversinet's application security and Public-Key Infrastructure (PKI) suite of products allowing network operators and application developers the ability to support strong user authentication and digital signatures over both WAP and non-WAP GSM phones.

Diversinet was awarded a U.S. Patent for a System and Method for Handling Permits during the quarter. The patent is for a unique certificate and permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced PKI security environments. The patented permit technology is ideal for wireless m-wallets, wireless micro payments, receipts, e-coupons, and other permissions-based transactions in both wired and wireless e-commerce and offers enterprises improved cost efficiency in the implementation and operation of PKI environments.

DIVERSINET  CORP.
                           CONSOLIDATED BALANCE SHEETS
                              [in Canadian dollars]

(Unaudited)

                                                APRIL 30      October 31
                                                    2001            2000
                                                       $               $
------------------------------------------------------------------------

ASSETS
CURRENT

Cash and cash equivalents                       13,676,841    23,192,586
Accounts receivable                                724,144     1,657,748
Other receivables                                  147,212       154,644
Prepaid expenses                                   669,820       567,470
------------------------------------------------------------------------
TOTAL CURRENT ASSETS                            15,218,017    25,572,448
------------------------------------------------------------------------
Capital assets, net                              2,218,410     1,855,966
Purchased technology, net                          361,988       723,975
Deferred development costs, net                          -       618,726
------------------------------------------------------------------------
TOTAL ASSETS                                    17,798,415    28,771,115
========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable                                   672,519       420,140
Accrued liabilities                              2,699,190     3,421,380
Deferred revenue                                    52,603        83,336
------------------------------------------------------------------------
TOTAL LIABILITIES                                3,424,312     3,924,856
========================================================================

SHAREHOLDERS' EQUITY
Share capital                                   53,931,057    53,887,264
Contributed surplus                                 97,500        97,500
Deficit                                        (39,654,454)  (29,138,505)
------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      14,374,103    24,846,259
========================================================================
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY      17,798,415    28,771,115
========================================================================

DIVERSINET  CORP.
                          CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                     [in Canadian dollars]

Three and six months ended April 30, 2001
(Unaudited)
                                         THREE MONTHS APRIL 30          SIX MONTHS APRIL 30
                                         2001             2000          2001           2000
------------------------------------------------------------------  ---------------------------
                                            $                $             $              $


REVENUE                                    127,268        309,945        697,923       628,782
------------------------------------------------------------------  ---------------------------
EXPENSES
Research and development                 1,835,640      1,232,134      4,033,469     1,999,326
Sales and marketing                      2,301,957      1,372,739      4,655,530     2,087,197
General and administrative                 649,566      1,019,543      1,822,001     2,110,210
Depreciation and amortization              627,057        541,864      1,250,475     1,407,817
------------------------------------------------------------------  ---------------------------
                                         5,414,220      4,166,280     11,761,475     7,604,550
------------------------------------------------------------------  ---------------------------
Loss before the following               (5,286,952)    (3,856,335)   (11,063,552)   (6,975,768)
Interest income, net                      (207,784)       (97,032)      (547,603)     (188,576)
==================================================================  ===========================
NET LOSS FOR THE PERIOD                 (5,079,168)    (3,759,303)   (10,515,949)   (6,787,192)
==================================================================  ===========================

NET LOSS PER SHARE                           (0.19)         (0.16)         (0.40)        (0.30)
==================================================================  ===========================

SHARES USED IN PER SHARE COMPUTATION    26,363,659     22,766,708     26,360,859    22,324,840
==================================================================  ===========================


DEFICIT, BEGINNING OF PERIOD           (34,575,286)   (17,139,186)   (29,138,505)  (14,111,297)
Net loss for the period                 (5,079,168)    (3,759,303)   (10,515,949)   (6,787,192)
DEFICIT, END OF PERIOD                 (39,654,454)   (20,898,489)   (39,654,454)  (20,898,489)
==================================================================  ===========================

DIVERSINET  CORP.

                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                [in Canadian dollars]

Three and six months ended April 30, 2001
(Unaudited)

                                                        THREE MONTHS    SIX MONTHS    SIX MONTHS    SIX MONTHS
                                                            APRIL 30      APRIL 30      APRIL 30      APRIL 30
                                                                2001          2000          2001          2000
                                                                   $             $             $             $
---------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss for the period                                   (5,079,168)   (3,759,303)   (10,515,949)  (6,787,192)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                              627,057       541,864      1,250,475    1,407,817
  Foreign exchange gain on debenture                               -             -                     (78,864)
  Interest on debenture                                            -             -                       4,833
  Changes in non-cash working capital
      items related to operations:
  Accounts receivable and other receivables                  249,205      (311,037)       941,037     (334,487)
  Prepaid expenses                                           459,295      (113,648)      (102,353)    (217,450)
  Accounts payable and accrued liabilities                  (116,633)     (173,873)      (468,999)     195,533
  Deferred Revenue                                          (123,076)       46,177        (30,733)      60,390
---------------------------------------------------------------------------------------------------------------
 CASH USED IN OPERATING ACTIVITIES                        (3,983,320)   (3,769,820)    (8,926,522)  (5,749,420)
===============================================================================================================

FINANCING ACTIVITIES
  Issue of common shares, common share
    purchase options and warrants for cash                    10,529     1,219,699         43,793    5,877,300
---------------------------------------------------------------------------------------------------------------
  CASH PROVIDED BY FINANCING ACTIVITIES                       10,529     1,219,699         43,793    5,877,300
===============================================================================================================

INVESTING ACTIVITIES
  Additions to capital assets                               (157,252)     (311,586)      (633,016)    (370,472)
---------------------------------------------------------------------------------------------------------------
 CASH USED IN INVESTING ACTIVITIES                          (157,252)     (311,586)      (633,016)    (370,472)
===============================================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH
     EQUIVALENTS DURING THE PERIOD                        (4,130,043)   (2,861,707)    (9,515,745)    (242,592)
CASH AND CASH EQUIVALENTS,
    BEGINNING OF THE  PERIOD                              17,806,884    10,022,527     23,192,586    7,403,412
===============================================================================================================
CASH AND CASH EQUIVALENTS,
     END OF THE PERIOD                                    13,676,841     7,160,820     13,676,841    7,160,820
===============================================================================================================

INVESTOR  TELECONFERENCE  CALL

Diversinet's executive team will hold a conference call Friday, June 8, 2001 at 8:30 a.m. Eastern Time to discuss second quarter fiscal 2001 results. Investors should contact The Investor Relations Group Inc. at 212-825-3210 for the dial-in number. Investors are encouraged to listen to the live call from the home page and investor relation's portion of the Company's Web site: http://www.dvnet.com.
                                                           --------------------
In order to hear this conference call on the website, your computer must be appropriately configured. The webcast will be available for 90 days.

ABOUT  DIVERSINET  CORP.
Diversinet is enabling mobile e-commerce (m-commerce) services with its wireless security infrastructure solutions. The Company has recently been confirmed by the Yankee Group (reference; The Yankee Group Report: Wireless/Mobile Technologies, Vol. 1, No. 7, September 2000, by Emily Williams and David Berndt), as having the leading product technology for the delivery of end-to-end wireless security infrastructure solutions to wireless device makers, ASPs and operators, application software developers and network infrastructure providers. For more information on Diversinet, visit the Company's web site at www.dvnet.com.
-------------

                                       ###

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

FOR  MEDIA  INQUIRIES          FOR  INVESTOR  INQUIRIES
Diversinet  Corp.              The  Investor  Relations  Group  Inc.,  NY,  NY
Sandra  Lemaitre               Juan  Dominguez  or  Dian  Griesel,  Ph.D.
Tel:  (416)  756-2324          Tel:  (212)  825-3210
Email:  pr@dvnet.com           Email:  TheProTeam@aol.com

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - QUARTER ENDED APRIL 30, 2001

     Diversinet recorded revenue of $127,000 in the three months ended April 30, 2001 compared to $310,000 in the three months ended April 30, 2000. Revenue increased to $698,000 in the six months ended April 30, 2001 from $629,000 in the six months ended April 30, 2000. The Company's revenue is presently derived primarily from the sale of licenses to its software products and related professional services. License sale revenues are volatile in nature and past performance is not indicative of future revenue.

     The net loss for the three months ended April 30, 2001 was $5,079,000 compared to the three months ended April 30, 2000 of $3,759,000. The net loss for the six months ended April 30, 2001 was $10,516,000 as compared to the six months ended April 30, 2000 of $6,787,000. The increase in net loss was the result of increasing investment in employees and research and development required to grow and develop the business and its products.

     Research and development expenses increased to $1,836,000 in the three months ended April 30, 2001 compared to $1,232,000 in the three months ended April 30, 2000, primarily attributable to a higher number of employees and contractors resulting in increases in remuneration of $571,000.

     Sales and marketing expenses were $2,302,000 in the three months ended April 30, 2001 compared to $1,373,000 in the three months ended April 30, 2000. The increase in sales and marketing expenses of $929,000 in the three months ended April 30, 2001 is primarily attributable to a higher number of sales and marketing employees reflected in increased remuneration of $390,000 and an increase of $533,000 in promotions and trade shows.

     General and administrative expenses were $650,000 in the three months ended April 30, 2001 compared to $1,020,000 in the three months ended April 30, 2000. The decrease in general and administrative expenses of $370,000 arises from the net of larger foreign exchange gains of $636,000 and a reduction of professional fees of $291,000, offset by increased remuneration costs of $192,000, an increase in facilities and office expenses, resulting principally from the leasing of new head office space, of $88,000, an increase in capital tax of $185,000 an increase in public reporting costs of $86,000.

     Interest income increased by $111,000 compared to the three months ended April 30, 2000 as a result of having a cash balance that on average was $6.5 million higher than that period's average balance.

     Amortization expense in the six months ended April 30, 2001 decreased to $1,250,000 from $1,408,000 in the comparable period in 2000. The decrease is due to the full amortization of the deferred development costs related to the Passport Certificate Server.

Liquidity  and  Capital  Resources
----------------------------------

Cash and cash equivalents as at April 30, 2001 were $13,677,000 compared to $7,161,000 as at April 30, 2000. The increase in cash resources was primarily due to the issuance of common shares of the Company, completed during August 2000, amounting to approximately $23,544,000. The ability of the Company to continue operations is dependant on the commercialization of its security infrastructure products and the Company's ability to obtain additional financing to fund future operations. Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet its liabilities and commitments as they become due.